FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement Nos. 333-268718 and 333-268718-01 Dated May 8, 2023

Contingent Income Auto-Callable Securities due May 15, 2026

Securities Based on the Worst Performing of the Consumer Staples Select Sector SPDR® Fund, the Energy Select Sector SPDR® Fund and the Health Care Select Sector SPDR® Fund

Fully and Unconditionally Guaranteed by Bank of America Corporation

Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. Investors will not participate in any appreciation in any of the underlying shares. The securities are for investors who are willing to risk their principal and seek an opportunity to earn contingent quarterly coupon payments at a potentially above-market rate in exchange for the risk of receiving no contingent quarterly coupon payments if any of the underlying shares closes below its respective coupon barrier level on the observation dates, and the risk of an automatic early redemption of the securities. Investors will not participate in any appreciation in any of the underlying shares. The securities are our senior debt securities. Any payments on the securities are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). The securities are issued as part of BofA Finance LLC’s (“BofA Finance”) “Medium-Term Notes, Series A” program.

SUMMARY TERMS
Issuer:	BofA Finance
Guarantor:	BAC
Underlying shares:	The Consumer Staples Select Sector SPDR® Fund (Bloomberg symbol: “XLP”), the Energy Select Sector SPDR® Fund (Bloomberg symbol: “XLE”) and the Health Care Select Sector SPDR® Fund (Bloomberg symbol “XLV”)
Stated principal amount:	$1,000.00 per security
Issue price:	$1,000.00 per security
Pricing date:	May 12, 2023
Original issue date:	May 17, 2023 (3 business days after the pricing date).
Maturity date:	May 15, 2026
Early redemption:

The securities are not subject to automatic early redemption until three months after the original issue date. Following this 3-month initial non-call period, if, on any redemption determination date, beginning on August 14, 2023, the determination closing price of each of the underlying shares is greater than or equal to its respective initial share price, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the determination closing price of any of the underlying shares is below the respective initial share price for such underlying shares on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related observation date.
Determination closing price:	With respect to each of the underlying shares, its closing price on any redemption determination date or observation date (other than the final observation date) times the adjustment factor for such underlying shares on such redemption determination date or observation date, as applicable.
Contingent quarterly coupon:

•         If, on any observation date, the determination closing price of each of the underlying shares is greater than or equal to its respective coupon barrier level, we will pay a contingent quarterly coupon of at least $27.375 per security (equal to a rate of at least 2.7375% per quarter or at least 10.95% per annum) on the related coupon payment date. The actual contingent quarterly coupon will be determined on the pricing date.

•         If, on any observation date, the determination closing price of any of the underlying shares is less than its respective coupon barrier level, no contingent quarterly coupon will be paid with respect to that observation date. It is possible that one or more underlying shares will close below the respective coupon barrier level(s) on most or all of the observation dates throughout the entire term of the securities so that you will receive few or no contingent quarterly coupons.

Payment at maturity:

If the securities have not previously been redeemed, investors will receive on the maturity date a payment at maturity determined as follows:

If the final share price of each of the underlying shares is greater than or equal to its respective downside threshold level: the stated principal amount and the contingent quarterly coupon otherwise due with respect to the final observation date.

If the final share price of any of the underlying shares is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the share performance factor of the worst performing of the underlying shares. Under these circumstances, the payment at maturity will be less than 60% of the stated principal amount of the securities and could be zero.

Initial share price:	With respect to each of the underlying shares, its closing price on the pricing date.
Final share price:	With respect to each of the underlying shares, its closing price on the final observation date times the adjustment factor for such underlying shares on such date
Worst performing of the underlying shares:	The underlying shares with the largest percentage decrease from its respective initial share price to its respective final share price
Share performance factor:	With respect to each of the underlying shares, its final share price divided by its initial share price
Adjustment factor:	With respect to each of the underlying shares, 1.0, subject to adjustment in the event of certain events affecting such underlying shares as described in “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” beginning on page PS-28 of the accompanying product supplement.
Observation dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below, subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” beginning on page PS-23 of the accompanying product supplement.
Coupon payment dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below.
Downside threshold level:	With respect to each of the underlying shares, 60% of the initial share price for such underlying shares
CUSIP / ISIN:	09709VWG7 / US09709VWG75
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the pricing date:	Expected to be between $915.00 and $965.00 per $1,000 in principal amount of securities. See “Structuring the securities” in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/70858/000148105723003210/form424b2.htm
Observation Dates / Redemption Determination Dates	Contingent Payment Dates / Early Redemption Dates
August 14, 2023	August 17, 2023
November 13, 2023	November 16, 2023
February 12, 2024	February 15, 2024
May 13, 2024	May 16, 2024
August 12, 2024	August 15, 2024
November 12, 2024	November 15, 2024
February 12, 2025	February 18, 2025
May 12, 2025	May 15, 2025
August 12, 2025	August 15, 2025
November 12, 2025	November 17, 2025
February 12, 2026	February 18, 2026
May 12, 2026* (final determination date)	May 15, 2026** (maturity date)

*Denotes that such date is not a “Redemption Determination Date”

**Denotes that such date is not an “Early Redemption Date”

The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.

Hypothetical Payment at Maturity (if the securities have not been automatically redeemed)
Change in the Performance of the Worst Performing of the Underlying Shares	Payment at Maturity (excluding any contingent quarterly coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-40.00%	$1,000.00
-41.00%	$590.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, prospectus supplement and prospectus for the securities under “Additional Information about the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

This free writing prospectus is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofAS by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering.

Underlying Shares

For information about each of the underlying shares, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Structure-related Risks

▪	Your investment may result in a loss; there is no guaranteed return of principal.
▪	Your return on the securities is limited to the return represented by the contingent quarterly coupons, if any, over the term of the securities.
▪	The securities are subject to early redemption, which would limit your ability to receive the contingent quarterly coupons over the full term of the securities.
▪	You may not receive any contingent quarterly coupons.
▪	Your return on the securities may be less than the yield on a conventional debt security of comparable maturity.
▪	The contingent quarterly coupons, early redemption payment or payment at maturity, as applicable, will not reflect changes in the prices of the underlying shares other than on the observation dates and redemption determination dates, as applicable.
▪	Because the securities are linked to the worst performing (and not the average performance) of the underlying shares, you may not receive any return on the securities and may lose a significant portion or all of your investment in the securities even if the determination closing price or final share price of one of the underlying shares is greater than or equal to its coupon barrier level or downside threshold level, as applicable.
▪	Any payments on the securities are subject to our credit risk and the credit risk of the guarantor, and any actual or perceived changes in our or the guarantor’s creditworthiness are expected to affect the value of the securities.
▪	We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.

Valuation- and Market-related Risks

▪	The price to public you pay for the securities will exceed their initial estimated value.
▪	The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your securities in any secondary market (if any exists) at any time.
▪	We cannot assure you that a trading market for your securities will ever develop or be maintained.

Conflict-related Risks

▪	Trading and hedging activities by us, the guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the securities and their market value.
▪	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.

Underlying Shares-related Risks

▪	The stocks held by the XLP, the XLE and the XLV are concentrated in three sectors.
▪	Adverse conditions in the consumer staples sector may reduce your return on the securities.
▪	Adverse conditions in the energy sector may reduce your return on the securities.
▪	The stocks of companies in the energy sector are subject to swift price fluctuations.
▪	Adverse conditions in the health care sector may reduce your return on the securities.
▪	The anti-dilution adjustments will be limited.
▪	The performance of each of the underlying shares may not correlate with the performance of its respective underlying index as well as the net asset value per share of such underlying shares, especially during periods of market volatility.
▪	The publisher or the sponsor or investment advisor of any of the underlying shares may adjust such underlying shares in a way that affects its values, and the publisher or the sponsor or investment advisor has no obligation to consider your interests.

Tax-related Risks

▪	The U.S. federal income tax consequences of an investment in the securities are uncertain, and may be adverse to a holder of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.